August 29, 2025

Division of Corporation Finance

Office of Real Estate and Construction

Re:	Compound Real Estate Bonds II, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed August 14, 2025 File No. 024-12644

Ladies and Gentlemen:

Please see below for responses to the Division’s letter dated August 27, 2025 regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement, on Form 1-A/A, filed August 29, 2025 (“Amendment”), as further herein detailed.

Offering Statement on Form 1-A

Prior Performance, page 57

1.	We note your response to prior comment 2 and your revisions on page 57. Please further expand your disclosure to include information regarding the total amount of funds raised and the number of investors. Additionally, we note that CF Disclosure Topic 6 clarifies, in the introduction, that the information called for by Industry Guide 5, as modified by Disclosure Topic 6, applies to entities that invest in real-estate related assets. Please provide the prior performance tables, as appropriately adapted, to account for your assets. Please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6.

In response to the Division’s above comment, the Company has included additional information on page 57 of the Amendment concerning the total funds raised and total number of investors.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC
d/b/a Crowdfunding Lawyers